Exhibit 99.1

Dominion Diamond Corporation Provides Correction to Ekati LOM Plan and Update on Ekati Technical Report

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 8, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) provides a correction to the life of mine cost forecast that was released on July 6, 2016, which contained a transcription error. This correction does not affect other economic assessments in that release. The corrected costs can be found in the table below.

Life of Mine Plan

Operating costs – Ekati Diamond Mine (100% basis, millions of United States dollars):

Operating Costs
Fiscal Year	Total
2018	389
2019	407
2020	362
2021	320
2022	316
2023	313
2024	325
2025	283
2026	276
2027	253
2028	247
2029	247
2030	247
2031	243
2032	238
2033	224
2034	116
Total	4,804

The operating costs in the table above do not include the costs of marketing, reclamation activities, royalties or taxes. Pre-stripping capital and capital allocations are included in operating costs for the purposes of life-of-mine planning.

Technical Report

The Company is currently preparing an update to the Technical Report on the Ekati Diamond Mine, including the results of the Jay Feasibility Study, and will file the updated report when completed. This will update the previously filed Technical Report for the Ekati Diamond Mine dated March 12, 2015.

Qualified Person

The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Forward-Looking Information

Certain information included herein that is not current or historical factual information, including information about the life of mine cost forecast constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca